Exhibit 99.69

News Release June 26th, 2025

Santacruz Silver Announces Approval to Trade on the OTCQX Best Market Under Symbol “SCZMF”

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQX: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) is pleased to announce that it has qualified to trade on the OTCQX® Best Market (the “OTCQX”), upgrading from the OTCQB® Venture Market. Effective today, the Company’s common shares (“Shares”) will be available to trade under the symbol “SCZMF” on the OTCQX, the highest level of the OTC Markets. Santacruz’s Shares will continue to be listed and trade on the TSX Venture Exchange (TSXV) under the symbol “SCZ” and on the Frankfurt Stock Exchange (FSE) under the symbol “1SZ”.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “We are excited to have qualified for the upgrade to this premium capital market. This graduation will strengthen our access to U.S. investors and increase liquidity which is one of Santacruz’s key focuses this year. In addition, gaining access to the OTCQX highlights our commitment to transparency and operational excellence. As we continue to advance our strategy, trading on the OTCQX will support our goal of building a leading silver and base metals producer in Latin America while providing long-term value to our shareholders.

The OTCQX is designed for established, investor-focused U.S. and international companies. To qualify for OTCQX, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws. Graduating to the OTCQX marks an important milestone for companies, enabling them to demonstrate their qualifications and build visibility among U.S. investors.

For U.S. investors, current financial disclosure and Real-Time Level 2 quotes for the Company are accessible at www.otcmarkets.com.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo Elizondo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, the anticipated benefits of trading on the OTCQX.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: recent market volatility; U.S. trading policies; and the state of the financial markets for the Company’s securities.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the Company’s ability to continue to qualify for the OTCQX.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those expressed or implied in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. Readers are encouraged to read the Company’s continuous disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.